UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2024

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

Exhibit 99.1 to this report on Form 6-K is hereby incorporated by reference into the registrants’ Registration Statement on Form S-8 (File No. 333-275422)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2024	GRANITE REAL ESTATE INVESTMENT TRUST
	By:	/s/ Teresa Neto
		Name:	Teresa Neto
		Title:	Chief Financial Officer
Date: May 1, 2024	GRANITE REIT INC.
	By:	/s/ Teresa Neto
		Name:	Teresa Neto
		Title:	Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Granite Real Estate Investment Trust and Granite REIT Inc. Joint Notice of Annual General and Special Meetings of Holders of Stapled Units (consisting of trust units of Granite Real Estate Investment Trust and common shares of Granite REIT Inc.) and Management Information Circular/Proxy Statement dated April 10, 2024 in respect of the Joint Annual General and Special Meetings of Holders of Stapled Units

Exhibit 99.2	Form of Proxy

Exhibit 99.3	Notice of Availability of Proxy Materials for Granite Real Estate Investment Trust and Granite REIT Inc. Annual General and Special Meetings

Exhibit 99.4	Arrangement Agreement